LEO AEROSPACE

RETHINK ACCESS TO SPACE

SA TELLITE TE CHNOLOG Y IS GET TING SMALLER



S YNCOM IV-1
2600 KG

METE OSAT 7
320 KG

MICROSA TELLITE 1-50 KG

1980

1997

2015

MICROSA TELLITE S IMPROVE OLD MISSIONS AND ENABLE NEW ONE S

We are excited to provide launch for a range of missions.


MANAGE THE
HEALTH OF CROPS


TRACK GLOBAL
COMMODITY SUPPLIES


ADVANCE SCIENTIFIC
AND HUMAN EXPLORATION

THE MICROSA TELLITE MARKET
IS BOOMING



1100
1000
900
800
700
600
500
400
300
200
100
0
NUMBER OF SATELLITES (1-50 KG)
FULL MARKET POTENTIAL
HISTORICAL LAUNCHES
515
598
679
738
809
879
950
1021
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
CALENDAR YEAR

*MARKET DATA BY SPACEWORKS

PROBLEM

CURRENT LAUNCH SOLUTIONS DO NOT ADDRESS THE NEEDS OF MICROSATELLITE DEVELOPERS


00:03:21

1

LAUNCHES HAVE TO BE SCHEDULED YEARS IN ADVANCE



2

ORBITAL DESTINATIONS ARE LIMITED



3

LAUNCH OPPORTUNITIES ARE SCARCE

RIDE SHARING IS A BIG PROBLEM

CORE OBJECTIVE

DEDICATED LAUNCH FOR MICROSATELLITES

SOLUTION

A SYSTEM DESIGNED EXCLUSIVELY FOR MICROSATELLITES


25 KG
PAYLOAD
95 %
LESS ATMOSPHERE
18 KM

ROCK OONS HA VE A UNIQUE SET OF ADV ANT AGE S



REUSABLE BALLOON AND PLATFORM



MOBILE INFRASTRUCTURE



FAST TURNAROUND



CUSTOMIZED ORBITAL DESTINATION



STREAMLINED PAYLOAD INTEGRATION



LAUNCH ON DEMAND

COMPETITION F OR MICROSA TELLITE LAUNCH


DEDICATED LAUNCH
LEO AEROSPACE
VECTOR
ROCKET LAB
TRADITIONAL
Virgin
ORBIT
NON-TRADITIONAL
Orbital ATK
ULA
United Launch Alliance
BLUE ORIGIN
SPACEX
RIDESHARING (HITCH-HIKING)

MICROSATELLITE PRIORITY VS. LAUNCH ARCHITECTURE

$3.1B

1-50KG SATELLITES

$2.7B

1-25KG SATELLITES

$175M

TAM	SAM	SOM
2022-2026	2022-2026	2022-2026

RICH OPPORTUNITY IN THE LAUNCH MARKET



MICROSATELLITES:

Powerful, delivery is restricted.



LEO AEROSPACE:

Enter, a platform designed for launching microsatellites.



EXPANDED MARKETS:

Developers will be free to design and launch their way.

MARKET IMP ACT

DEDICA TED LAUNCH A T A COMPETITIVE PRICE

Based on feedback from over 160 potential users.


Prices start at **$1.5m** per launch to
a **400km** Sun-Synchronous Orbit

DEVELOPMENT TIMELINE



2017

PROOF OF CONCEPT ANALYSIS AND PROTOTYPING (TRL 3)



2018

COMPONENT VALIDATION (TRL 5)



2019

SCALED SYSTEM PROTOTYPE (TRL 7)

FUNDING: BOOTSTRAP → PRE-SEED $250K → SEED $1M



2020

SUB-ORBITAL FLIGHTS

*First Revenue



2022

ORBITAL FLIGHTS

*Continued Revenue



2022+

LAUNCH NETWORK EXPANSION

SERIES A: $5M → SERIES B: $15M → SERIES C

LEO AEROSPACE

TEAM

Our team has been working together on various projects since 2014, and collectively bring experience from Northrop Grumman, Orbital ATK, NASA JSC, and advanced manufacturing.

leoaerospace.com



DANE RUDY
CEO



BRYCE PRIOR
Operations and Strategy



DREW SHERMAN
Vehicle Engineering



ABISHEK MURALI
Mission Engineering



MIKE HEPFER
Product Development



DAN DUMBACHER
Advisor



STEPHAN RECKIE
Advisor